[Letterhead of Eversheds Sutherland (US) LLP]

April 19, 2019

VIA EDGAR

Edward P. Bartz, Esq., Senior Counsel

Chad Eskildsen, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2

Filed on March 15, 2019 (File No. 333-230336)

Dear Messrs. Bartz and Eskildsen:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 10, 2019 with respect to the Company’s registration statement on Form N-2 (File No. 333-230336), filed with the Commission on March 15, 2019 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Accounting Comments

Prospectus

1.	Comment: Please confirm that the “Other Expenses” Line of the Fees and Expenses table excludes the impact of the income tax benefit recognized by the Company for the year ended December 31, 2018.

Response: The Company advises the Staff that it has updated the “Other Expenses” line of the Fees and Expenses table in Pre-Effective Amendment No. 1 to the Registration Statement to exclude the income tax benefit recognized by the Company for the year ended December 31, 2018.

April 19, 2019

Financial Statements

2.	Comment: The Staff notes that on page F-58 of the Prospectus, Eastport Holdings LLC (“Eastport”) was a controlled investment during the period ended December 31, 2018. In prior periods, the summarized financial information for Eastport was reflective of the Company’s reporting period ended December 31. Please explain how the Company meets the comparative period disclosure requirements for the notes to the financial statements as the period disclosed (August 31, 2018) is not comparative to other information presented in the Company’s financial statements or prior period information related to Eastport (December 31). Additionally, please describe how the Company intends to correct the disclosure.

Response: The Company advises the Staff that disclosure on page F-56 of the Financial Statements notes that in August 2018, the Company’s “Written Call Option associated with the Company’s investment in Eastport Holdings, LLC was exercised and, as a result of the reduced ownership percentage, is no longer considered a control investment”. The Company included the comparative information for the periods during which its investment in Eastport was considered a controlled investment. However, the Company acknowledges that Rule 4-08(g)(2) of Regulation S-X requests that summarized financial information “be presented insofar as is practicable as of the same dates and for the same periods as the audited consolidated financial statements provided.” As a result, the Company confirms to the Staff that going-forward it will comply with the foregoing requirement of Rule 4-08(g)(2) of Regulation S-X with regard to any portfolio companies for which the Company is required to disclose summarized financial information.

Legal Comments

3.	Comment: Please provide the Staff with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

4.	Comment: Please confirm to the Staff that (a) concurrent with the filing of each prospectus supplement, an unqualified legality opinion and related consent of counsel will be filed with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities and (b) the Company will submit any underwritten offer to FINRA for its pre-approval of the underwriting terms.

Response: The Company will file as an exhibit to a pre-effective amendment to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company confirms that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, concurrent with the filing of each prospectus supplement the Company will file an unqualified legality opinion and a related consent of counsel with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities. The Company also confirms to the Staff that the Company will submit, or ensure that the applicable underwriter submits, any underwritten offering to the Financial Industry Regulatory Authority, Inc. for its prior approval of the underwriting terms.

April 19, 2019

5.	Comment: Please advise the Staff whether the Company is still considered to be an “emerging growth company” under the JOBS Act and whether the Company is still subject to the associated reduced public company reporting requirements.

Response: The Company advises the Staff that as of January 1, 2019, the Company is no longer considered to be an “emerging growth company” under the JOBS Act and, therefore, is no longer subject to the associated reduced public company reporting requirements.

6.	Comment: In the Selected Consolidated Financial and Other Data table on page 22 of the Prospectus, if any of the distributions declared have included a return of capital, please disclose such return of capital as a separate line item.

Response: The Company confirms to the Staff that none of the distributions declared that are disclosed on page 22 of the Prospectus have included a return of capital.

7.	Comment: On a supplemental basis, please provide the Staff with a calculation of the Company’s public float as disclosed on the cover of the Company’s Annual Report on Form 10-K filed on March 4, 2019.

Response: The Company advises the Staff that is has provided the requested public float calculation to the Staff on a supplemental basis.

8.	Comment: The Staff notes the new “Incorporation of Certain Information by Reference” section on page 188 of the Prospectus. Recognizing that the Small Business Credit Availability Act (the “Act”) allows business development companies to use incorporation by reference prior to the Commission adopting specific rules in that regard, please acknowledge that the Company may need to consider any possible consequences if such rules, when adopted, are inconsistent with the Company’s actions.

Response: The Company acknowledges to the Staff that the Company may need to consider any possible consequences if the new rules to be adopted by the Commission pursuant to the Act, when adopted, are inconsistent with the Company’s actions.

*      *      *

April 19, 2019

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP